Investor Group Urges Stockholders to Vote for Change at GameStop's 2020 Annual Meeting by Electing Its Two Stockholder-Aligned Directors

Mails Definitive Proxy Statement and Letter to Stockholders

Encourages Stockholders to Vote the WHITE Proxy Card Today

April 27, 2020 - Pittsburgh -- Hestia Capital Partners LP, Permit Capital Enterprise Fund, L.P. and their affiliates (the "Investor Group"), who beneficially own approximately 7.2% of the outstanding common stock of GameStop Corp. (the "Company") (NYSE: GME), announced today that they have mailed a definitive proxy statement, including a WHITE proxy card, to stockholders in conjunction with the Company's 2020 annual meeting of stockholders (the "2020 Annual Meeting"), which is expected to take place virtually in mid-June.

The Investor Group also sent a letter to its fellow stockholders detailing why it believes GameStop's recent Board refreshment is insufficient and highlighting the steps the Company must take to maximize value for stockholders. The Investor Group believes the Board remains primarily composed of directors with traditional retail backgrounds and continues to lack critical skillsets and needed perspectives. The Investor Group believes the Board must add stockholder-aligned directors that have the financial acumen, turnaround experience and stockholder perspective to drive real change at GameStop.

If elected, the Investor Group's nominees will push the Company to reduce its bloated cost structure, fix misaligned executive compensation, quickly address liquidity concerns, focus on optimizing its unique gaming assets, and create a positive narrative about the Company's future. While the Investor Group acknowledges the timing of this proxy contest is unfortunate due to the COVID-19 crisis, the lack of diversity of perspectives on the Board and the Board's resistance to engage with the Investor Group to avoid a contested election, has compelled the Investor Group to move forward with its nomination.

The Investor Group urges stockholders to support its call for change at the Company by voting the WHITE proxy to elect its slate of two experienced nominees, Paul J. Evans and Kurtis J. Wolf, at the 2020 Annual Meeting.

The full text of the letter can be found here: https://www.restoregamestop.com/letters-press-releases

The definitive proxy statement and letter can also be accessed on the Investor Group's website:

https://www.restoregamestop.com/

If you have any questions about how to vote, the Investor Group's proxy solicitor Saratoga Proxy Consulting can be reached at info@saratogaproxy.com or (888) 368-0379.

About Hestia Capital

Hestia Capital is a long term focused, deep value investment firm that typically makes long-term investments in a narrow selection of companies facing company-specific, and/or industry, disruptions. Hestia seeks to leverage its General Partner's expertise in competitive strategy and capital markets to identify attractive situations within this universe of disrupted companies. These companies are often misunderstood by the general investing community and provide the 'price dislocations' which allows Hestia to identify, and invest in, highly attractive risk/reward investment opportunities.

About Permit Capital Enterprise Fund

The Permit Capital Enterprise Fund, through its management company, follows an investing philosophy that seeks to identify securities trading at a discount to intrinsic value. The investment approach is bottom-up and focused on the valuation of the securities of individual issuers. The management company's assessment of intrinsic value is based on its own fundamental research as well as numerous sources of publicly available information.

Contacts:
Kurt Wolf at 724-687-7842
John Broderick at 610-941-5025

Permit Capital LLC
100 Front Street, Suite 900
West Conshohocken, PA 19428

Hestia Capital Management LLC
175 Brickyard Road., Suite 200
Adams Township, PA 16046

PLEASE VOTE YOUR WHITE PROXY CARD TODAY

April 27, 2020

Dear Fellow GameStop Stockholders,

We write on behalf of Permit Capital Enterprise Fund, L.P. (together with its affiliates, "Permit") and Hestia Capital Management, LLC (together with its affiliates, "Hestia") who are large, long-term stockholders of GameStop Corp. (the "Company" or "GameStop") with significant concerns about GameStop's Board of Directors (the "Board") and its ability to create value for all stockholders.

Long before COVID-19 began to meaningfully affect the global economy and GameStop, stockholders suffered under a Board that was slow to react to a rapidly changing gaming landscape. While the Board recently underwent a refreshment process, we do not believe it went far enough. The Board remains primarily composed of directors with traditional retail backgrounds and continues to lack a diversity of perspectives to help optimize GameStop's unique assets.

At this year's annual meeting, we are seeking your support to replace Jerome L. Davis and Thomas Kelly, two long-tenured, underperforming Board members, with two stockholder-oriented nominees, Kurtis J. Wolf and Paul J. Evans. Mr. Davis and Mr. Kelly have already announced their intention to leave the Board at next year's annual meeting. We believe replacing them now, with two seasoned executives, will bring much needed financial acumen, turnaround experience and stockholder perspective to the Board at this critical time.

VOTE FOR INDEPENDENT STOCKHOLDER-ALIGNED DIRECTORS

VOTE THE WHITE PROXY CARD TODAY

www.restoregamestop.com



GameStop is at a critical juncture and requires directors with strong financial and strategic backgrounds to navigate through these turbulent times and help restore GameStop to a high quality, valuable gaming business.



Together, Permit and Hestia are the largest active stockholders in GameStop, owning approximately 7.2% of the outstanding shares. We are not "activist" investors and have previously never led a proxy contest. While the timing of this proxy contest is unfortunate due to the COVID-19 crisis, we believe GameStop is at a critical juncture and requires directors with strong financial and strategic backgrounds to navigate through these turbulent times and help restore GameStop to a high quality, valuable gaming business. The Board's dismissiveness of our efforts to be involved in its refreshment process and refusal to meaningfully engage with us to avoid a contested election at this year's annual meeting further reaffirms our belief that greater Board change is needed.

THE BOARD HAS REFUSED TO WORK CONSTRUCTIVELY WITH US

In early 2019, our frustration with this Board's failings led us to nominate four candidates for election to the Board. Our original candidates included diverse backgrounds and skillsets, including gaming, retail, and turnaround expertise as well as a stockholder representative. The Board was immediately and adamantly opposed to adding a stockholder representative to the Board. However, in an effort to avoid a proxy fight last year and based on our expectation that the Board would begin to work collaboratively with us, we entered into a cooperation agreement with the Company to add one of our three other nominees to the Board. In addition, as part of this agreement, the Company committed to working with us to identify a second new director to be added to the Board.

Pursuant to the agreement, the Company selected our retail candidate to the Board. Despite our best efforts to work with the Board to identify a second new director, the Board ignored our attempts to be involved and merely gave us advance notice of their decision. For the next 11 months, we actively sought to engage with the Board to encourage greater cost cutting measures, proactively refinance its debt, return capital to investors and refresh the Board with skills lacking on the Board, such as gaming, capital allocation and turnaround experience. We repeatedly offered our assistance to help find qualified

Board candidates and pivot the Board away from running GameStop as a traditional retailer. We also encouraged the Company to add a stockholder to the Board to help rebuild credibility in the market, particularly after the Company lowered guidance three times during a span of roughly four months in fiscal 2019.

Rather than welcome the help of two of its largest stockholders, the Board refused to meaningfully engage with us. Instead, the Board not only announced a Board refreshment just three days before our cooperation agreement expired, but added more retail experience to the Board without addressing the lack of capital allocation, turnaround and financial expertise needed on the Board. While we welcome the addition of three new directors to the Board, we don't think it goes far enough and appears to have been undertaken to try to make us go away, rather than to build a Board with diverse perspectives that will drive real change at GameStop.

STOCK PERFORMANCE HAS BEEN DISMAL FOR YEARS

The Board has a long track record of destroying stockholder value. In fact, stockholders have lost 85% of the value of their investment over the last five fiscal years, a period in which stocks had not been negatively impacted by COVID-19.

In fact, $100 invested on January 30, 2015 in GameStop stock would be worth just $14.64 on January 31, 2020. By contrast, $100 invested in the Dow Jones Specialty Retail Index (a group of retail companies the Company itself uses as a comparison) during that same period would be worth $193.73. **To be clear, over the past five fiscal years, an investor would have been 13 times better off investing in GameStop's peers, rather than in GameStop.**



Source: GameStop Corp. 10K for 2019 fiscal year

EXECUTIVE AND BOARD COMPENSATION ARE EXCESSIVE

To add insult to injury, according to the Company's recent proxy statement, GameStop's top five continuing named executive officers (NEOs) were paid more than $22 million in total compensation in 2019. Including non-continuing NEOs, this figure jumps to more than $35 million. It is not just executive officers who have been rewarded handsomely, Board members have too. For 2019, each Board member in office for the entire year received $277,727 in total cash and stock compensation, and GameStop's independent board members were paid more than $2.4 million for the year. This means that **total compensation paid to GameStop's Board and executive team exceeded $38 million in 2019**; more than 15% of the Company's market cap at the end of 2019, **a year during which stockholders lost <u>more than 65%</u> of the value of their investment**.



POSITIVE CHANGES OCCUR ONLY AFTER PERSISTENT STOCKHOLDER PRESSURE

Relentless stockholder pressure has, thankfully, led to some changes. However, we expect a Board to be proactive and to make changes and improvements on its own and without external pressure. But consider many of the most significant announcements from this Board over the last two years; each of them was reactive to pressure from stockholders:

- In May 2018, Julian Robertson's Tiger Management publicly demanded the sale of the non-core Tech Brands division.
  - **Eight months later**, in January 2019, Spring Mobile, the main asset in the Tech Brands division, was sold for $700 million.

- In February 2019, Hestia publicly urged the Board to seek significant SG&A cost savings.
  - **Two months later**, GameStop announced a plan to reduce SG&A by $100 million (which we believe is not nearly enough).

- In February 2019, Hestia publicly urged the Board to implement a tender offer to repurchase undervalued shares.
  - **Four months later**, GameStop announced a tender offer for up to 12 million shares.

- In March 2019, Hestia and Permit publicly urged the Board to add new directors with the requisite skills to lead a turnaround effort.
  - **One month later**, after Hestia and Permit nominated four candidates to the Board, GameStop added two new directors to an **expanded** Board of 11 directors. Five directors with an average tenure of 15 years remained on the Board.

- In July 2019, one month after the Board eliminated the Company's quarterly dividend, Hestia and Permit urged the Board to sell its 22-seat luxury Bombardier CL-604 private jet.
  - **Five months later**, GameStop reported the jet as an asset held for sale, although to date, it does not appear that the jet has been sold.

- In August 2019, Permit and Hestia privately suggested that the Company needed to reduce costs more aggressively than their initial $100 million target.
  - **One month later**, GameStop announced it has increased its profit improvement target from $100 million to $200 million.

- In August 2019, well-regarded investor (and 5% GameStop stockholder) Michael Burry sent a public letter to the Board urging the Company to complete its remaining $237.6 million share buyback authorization.
  - **Four months later**, GameStop filed its third quarter 2019 10-Q, showing the repurchase of 22.6 million shares at an average price of $5.11 between September 1, 2019 and November 2, 2019.

In our view, a well-functioning Board addresses important issues proactively, not reactively after stockholders are exasperated enough to express their concerns publicly to the Board.

Over the last 14 months, Hestia and Permit have repeatedly called on the Board to meaningfully engage with stockholders to add new members who can help improve the business and its governance structure. Unfortunately, the Board has had no interest in working constructively with two of its largest stockholders. Instead, the Board announced a unilateral Board refreshment plan that, in our opinion, is incomplete and fails to add a much-needed stockholder voice in the boardroom.

The Board remains too retail-focused and continues to unsuccessfully apply traditional retail strategies to address the Company's problems. These efforts have failed for the past 5+ years because the gaming industry has evolved to become more community-based and digitally-oriented. Trying to apply traditional retail strategies to compete with Amazon, Wal-Mart, Best Buy and others is doomed to fail. In addition to getting the fundamentals right, such as cutting costs and addressing its liquidity concerns, **GameStop must pivot and focus on optimizing its unique gaming assets, which give it a competitive advantage against its main retail competitors**.

STOCKHOLDER DRIVEN CHANGE IS DESPERATELY NEEDED

Rather than doing the hard work of streamlining the business and developing meaningful new strategic initiatives to seize upon opportunities created by industry disruption and digital disintermediation, the Board wasted years of valuable time implementing ill-conceived strategies that went nowhere, leaving behind a bloated cost structure and a sentiment of despair in its wake.

We believe GameStop should focus intently on five things to maximize value for its stockholders:

1. *Reduce the bloated cost structure*: The Company's inflated cost structure continues to grow at a rapid pace, making it increasingly difficult for the Company to address liquidity issues, invest in its future, and return capital to stockholders. As the following chart shows, GameStop's SG&A as a percentage of revenue has almost doubled over the past decade.



GameStop SG&A as a % of Revenue

Source: GameStop Corp. 10K filings

In addition, unlike its specialty retail peers, GameStop's SG&A costs as a fraction of gross profit have soared over the last ten years.



SG&A as a % of Gross Profit

Source: Bloomberg

2. **Better align management's compensation with performance**: Inexplicably, in 2019, management received 196% of their bonus payout associated with reducing SG&A expenses, even as those expenses significantly increased as a percentage of sales and gross profit. In our opinion, incentive compensation should be more tied to improving profitability, returns on capital and other measures focused on the creation of stockholder value. Our nominees would work hard to rectify this.

3. *Address liquidity concerns*:   GameStop's ability to make long-term decisions is greatly hampered by the uncertainty presented by the pending maturity of its Senior Notes due March 2021 ("Senior Notes"). In late 2019 and early 2020, when credit market conditions were much more favorable than they are now, we urged the Company to refinance these Senior Notes. Yet the Company failed to act on our recommendation and now the Company faces significant challenges refinancing these Senior Notes. Complicating matters further, on April 23, 2020, Moody's lowered the rating on the Senior Notes from B3 to Caa2 and lowered the Company's credit outlook from stable to negative.

   Nevertheless, with these Senior Notes recently trading as low as 69 cents on the dollar, there is a significant opportunity for the Company to reduce its debt at a substantial discount. If elected, our nominees would strongly push the Board to pursue this opportunity. Although short-term liquidity and COVID-19 considerations may make near-term retirement of the Senior Notes more difficult, we believe economically attractive options to address the maturity are available. For example, expeditiously and aggressively reducing overhead costs should alleviate ongoing cash needs, encouraging lenders to refinance the debt on acceptable terms.

4. *Think outside the box (figuratively and literally)*:   The Board lacks creative problem-solving skills. The Company has valuable assets (e.g. Game Informer magazine, its PowerUp Rewards program, the GameStop brand, and thousands of employees who are influencers in the gaming community) that are not being optimized. The Company's exploration of new concept stores – like the Tulsa experiment – does not appear to be ambitious enough to meaningfully change the Company's future, and feedback about its progress to the investment community has been minimal. In our opinion, with creative thinking and proper execution, GameStop can develop a comprehensive experience that will speak to the gaming community and provide a strong foundation for future growth.

5. *Change the narrative – from dire to great*:   We believe that GameStop is a great company and the current negative narrative about it is the result of an ineffective Board, not of a flawed business. The Board's mistakes have generated negative press that has affected all of GameStop's stakeholders. Investors are perplexed as the stock continues to decline while executives collect bloated compensation packages. Employees are dispirited that the Company has been closing hundreds of stores each year, with no clearly articulated plan for halting the declining economics in remaining locations. Short sellers have actively bet against the stock with huge volumes. Customers read stories about GameStop becoming extinct and question whether it is worth paying for a one-year PowerUp Rewards membership or whether they are willing to accept store credit for trade-ins. And lenders have lost so much confidence that the Company's debt has recently traded as low as 69 cents on the dollar.

   The Board has exacerbated this skepticism through its repeated poor decision making and communication. In fiscal 2019, GameStop lowered earnings guidance three times in four months and then, despite these adjustments, somehow missed their year-end liquidity guidance, provided just 19 days before the end of the fiscal year, by a staggering $130 million. The Board has destroyed its credibility with key stakeholders.

With the right Board composition, all of this can change. To start, the Board must begin to think and act like stockholders, applying a critical eye to every dollar spent. The Board must focus on ROI (return on investment), investing money only in high rate of return assets and, when there are not highly productive uses of cash, returning capital to stockholders as dividends or capturing discounts to fair value of GameStop's securities through buybacks of debt or equity.

STOCKHOLDER REPRESENTATION IS NEEDED TO ENSURE POSITIVE CHANGE

The Board appears insular and complacent, only making good decisions on important issues when pushed by stockholders to do so. The Board has spurned our request for stockholder representation because, they claim, having a stockholder on the Board would be "disruptive". The Board should not try to avoid the perspectives of the Company's stockholders. Rather, it should welcome its largest active owner onto the Board, particularly as it manages through the COVID-19 crisis, which has put enormous pressure on virtually all companies, including GameStop.

We recognize the challenging timing of this campaign, but we believe that if we abandon our goal now, we would be doing all stakeholders a great disservice. The COVID-19 crisis has exacerbated issues that have been festering at GameStop for years, and the way in which the Company navigates the coming months is crucial to its future success.

This is why we have nominated two strong director candidates.

One of our nominees is Kurtis J. Wolf, the Managing Partner of Hestia Capital Management LLC, a value-oriented investment firm that he founded in January 2009. Hestia has been an investor in GameStop since 2012 and is a 2% stockholder today. Mr. Wolf also represents an investor group that owns approximately 7.2% of the outstanding stock. In addition to his investment background, Mr. Wolf has considerable experience as an executive, entrepreneur, and strategy consultant. We believe that Mr. Wolf will bring creative problem solving and strategic thinking to the Board, blended with the critical perspective of a large stockholder.

Our other nominee is Paul J. Evans, a seasoned public company Chief Executive Officer, Chief Financial Officer and board member who has built a reputation as a well-regarded financial executive and turnaround operator in a variety of industries. During his time as the interim CEO of Hill International, his leadership led to the sustained reduction of $35 million in expenses relative to a $350 million revenue company. Over his career, he has led over $5 billion in financings. His significant restructuring experience and financial knowledge allows him to challenge assumptions and build consensus in boardrooms, while maintaining financial discipline and management accountability, all of which will be invaluable to GameStop.

Detailed biographies for both nominees are included in our proxy statement and can be viewed on our website www.RestoreGameStop.com.

Our candidates both have the relevant skills and stockholder mindset needed to help this chronically underperforming Board change course immediately.

VOTE FOR CHANGE AT THE UPCOMING ANNUAL MEETING

We believe our nominees are better able to help GameStop succeed. GameStop needs Board members who are better aligned with stockholders, can help guide the business through these difficult times and can do so with a sense of urgency.

Thomas Kelly and Jerome Davis are not these individuals. These two long-tenured directors recently announced their plans to leave the Board in 2021. Both directors have been re-nominated to the Board this year despite overseeing more than $2.5 billion of value destruction over the past five years. Furthermore, we believe these directors lack the relevant skills needed for improving stockholder value, and own little stock – potentially making them even less motivated now than ever to work hard for stockholders.

Mr. Kelly has been on the Board for 8 years and has never purchased a single share of GameStop stock. Mr. Kelly is Chairman of the Board's Compensation Committee and has arguably had the largest role of any director in designing the Company's misaligned bonus structure. Given his lack of stock purchases, it is unsurprising that the Company's executive compensation isn't more tightly aligned with stockholder value.

Mr. Davis, who has been on the Board for 15 years, is the Chairman of the Nominating/Governance Committee and should be held primarily responsible for years of corporate governance failures. During his long tenure, Mr. Davis has only purchased a total of 890 shares, worth $16,888 – back in 2006. More recently, he sold 38,900 shares, worth $1,479,639, that were granted to him as part of his annual director compensation. We feel strongly that someone with so little commitment to the Company should not hold such an important leadership position.

Both directors have had more than enough time to make a positive impact on the Company's performance and have failed. As stockholders, we do not see the value in allowing lame-duck directors to occupy two seats on the Board at such a critical time. We are therefore seeking to replace these ineffective directors now, with two new directors that are committed to helping GameStop achieve superior returns over the long term.

We tried to avoid this proxy contest and made multiple proposals to GameStop to reach an acceptable compromise, including to add just one stockholder to the Board. **We are deeply troubled that GameStop would waste stockholder resources to defend two directors who have announced they are quitting the Board next year**. This underscores the need for further change at GameStop.

Help us restore GameStop's promising future.

If you have any questions about how to vote, our proxy solicitor Saratoga Proxy Consulting LLC can be reached at info@saratogaproxy.com or (888) 368-0379.

Please vote the enclosed <u>WHITE proxy card</u> **by telephone, Internet or by mail for Kurtis J. Wolf and Paul J. Evans.**

Sincerely,

John Broderick
Partner
Permit Capital Enterprise Fund LP

Kurtis J. Wolf
Managing Member of the GP
Hestia Capital Partners, LP